UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2020

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to ________

Commission file number 1-6262

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

BP EMPLOYEE SAVINGS PLAN
BP PARTNERSHIP SAVINGS PLAN
BP DIRECTSAVE PLAN
BPX ENERGY EMPLOYEE SAVINGS PLAN

501 Westlake Park Boulevard
Houston, Texas 77079

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BP p.l.c.
1 St. James’s Square
London SW1Y 4PD England

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of:

BP Employee Savings Plan;
BP Partnership Savings Plan;
BP DirectSave Plan; and
BPX Energy Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the BP Employee Savings Plan, BP Partnership Savings Plan, BP DirectSave Plan, and BPX Energy Employee Savings Plan (the "Plans") as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on the Plans' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of assets (held at end of year) as of December 31, 2020 have been subjected to audit procedures performed in conjunction with the audits of the Plans' financial statements. The supplemental schedules are the responsibility of the Plans' management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
June 11, 2021

We have served as the auditor of the Plans since 2018.

EIN 36-1812780

BP EMPLOYEE SAVINGS PLANS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2020
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)	BPX Energy Employee Savings Plan (Plan No. 100)
Assets:
Investments:
Investment in the BP Master Trust for Employee Savings Plans	$7,944,933	$35,309	$1,068	$221,339
Notes receivable from participants	61,387	590	—	2,768
Total investments	8,006,320	35,899	1,068	224,107

Net assets available for benefits	$8,006,320	$35,899	$1,068	$224,107

The accompanying notes are an integral part of these statements.

EIN 36-1812780

BP EMPLOYEE SAVINGS PLANS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2019
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)	BPX Energy Employee Savings Plan (Plan No. 100)
Assets:
Investments:
Investment in the BP Master Trust for Employee Savings Plans	$8,120,478	$32,695	$1,085	$194,089
Notes receivable from participants	64,768	552	—	2,363
Total investments	8,185,246	33,247	1,085	196,452

Net assets available for benefits	$8,185,246	$33,247	$1,085	$196,452

The accompanying notes are an integral part of these statements.

EIN 36-1812780

BP EMPLOYEE SAVINGS PLANS

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2020
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)	BPX Energy Employee Savings Plan (Plan No. 100)
ADDITIONS:
Contributions:
Participant contributions	$235,164	$1,760	$—	$15,605
Company contributions	134,960	676	—	22,309
Rollover contributions	71,035	51	16	3,133
Total contributions	441,159	2,487	16	41,047
Interest on notes receivable from participants	3,341	29	—	138
Net investment income – BP Master Trust for Employee Savings Plans	489,004	2,952	48	24,886
Total additions	933,504	5,468	64	66,071

DEDUCTIONS:
Benefits paid to participants	1,112,101	2,812	69	38,363
Administrative expenses	329	4	12	53
Total deductions	1,112,430	2,816	81	38,416

Net increase (decrease) in net assets during the year	(178,926)	2,652	(17)	27,655

Net assets available for benefits:
Beginning of year	8,185,246	33,247	1,085	196,452
End of year	$8,006,320	$35,899	$1,068	$224,107

The accompanying notes are an integral part of these statements.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
1.    DESCRIPTION OF THE PLANS

The accompanying financial statements comprise employee savings plans sponsored by BP Corporation North America Inc. (the “Company”) that participate in the BP Master Trust for Employee Savings Plans (the “Master Trust”). The Company is an indirect wholly owned subsidiary of BP p.l.c. (“BP”).

The following description of the BP Employee Savings Plan, the BP Partnership Savings Plan, the BP DirectSave Plan and the BPX Energy Employee Savings Plan (the “Plans”) provides only general information. Participants should refer to the applicable Plan document and Summary Plan Description for additional information. The Plans are subject to and comply with the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plans is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plans provide that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees. All plan assets are held in the Master Trust. The trustee of the Master Trust is State Street Bank and Trust Company (“State Street”).

Fidelity Workplace Services, LLC ("Fidelity") is the recordkeeper for the Plans. The Company is the Plan sponsor and the Company’s Head of Pensions and Benefits, Americas is the Plan Administrator for the Plans.

General

BP Employee Savings Plan

The BP Employee Savings Plan (“ESP”) was established on July 1, 1955. Generally, an employee of the Company (or a participating affiliate) is eligible to participate in ESP immediately upon the date of hire. Employees who are represented by a labor organization that has bargained for and agreed to the provisions of ESP are also eligible.

Under ESP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to Internal Revenue Service (“IRS”) limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. A specified portion of the employee contribution, up to a maximum of 7 percent of compensation, as defined under the Plan, is matched each pay period by the Company. Participants are permitted to rollover amounts into ESP representing distributions from other qualified plans.

The Plan includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in the Plan unless they affirmatively elect not to participate. Automatically enrolled participants have their pre-tax deferral rate set at 7 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

Participants may convert eligible assets into Roth 401(k) accounts within the Plan.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Full vesting in Company matching contribution accounts occurs with three years of vesting service. The Plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses. During the 2020 plan year, $1,791,044 was used to reduce Company matching contributions. At December 31, 2020 and 2019, forfeited non-vested accounts totaled $45,660 and $199,254, respectively.

BP Partnership Savings Plan

The BP Partnership Savings Plan (“PSP”) was established on April 1, 1988. Certain salaried employees of the Company who are associated with the Company’s retail operations and employees of Global Business Services Americas are eligible to participate in PSP immediately upon the date of hire.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
Under PSP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits.

A specified portion of the employee contribution, up to a maximum of 3 percent of compensation, as defined under the Plan, is matched each pay period by the Company. Participants are permitted to rollover amounts into PSP representing distributions from other qualified plans.

The Plan includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in the Plan unless they affirmatively elect not to participate. Automatically enrolled participants have their pre-tax deferral rate set at 3 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

Participants may convert eligible assets into Roth 401(k) accounts within the Plan.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Full vesting in Company matching contribution accounts occurs with three years of vesting service. The Plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses. During the 2020 plan year, $9,500 was used to reduce Company matching contributions. At December 31, 2020 and 2019, forfeited non-vested accounts totaled $5,347 and $1,625, respectively.

BP DirectSave Plan

The BP DirectSave Plan (“DSP”) was established on April 1, 1988. Employees of the Company and its subsidiaries who are employees at Company-operated retail locations are eligible to participate in the Plan after six months of service. Currently, there are no active employees contributing to the Plan.

Under DSP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. The Company makes matching contributions to the participant’s account equal to $0.50 for each $1.00 of employee contributions up to 4 percent of eligible compensation, as defined under the Plan, each pay period. Participants are permitted to rollover amounts into DSP representing distributions from other qualified plans.

A participant may convert eligible assets into Roth 401(k) accounts within the Plan.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Vesting in Company matching contribution accounts occurs at 25 percent after two years of vesting service and 100 percent after three years of vesting service. The Plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses. During the 2020 plan year, $12,441 was used to pay eligible plan expenses. At December 31, 2020 and 2019, forfeited non-vested accounts totaled $114,427 and $125,735, respectively.

BPX Energy Employee Savings Plan

The BPX Energy Employee Savings Plan (“BPX”) was established on January 1, 2015. Employees of the Company and its subsidiaries who are working in the BPX Energy unit are eligible to participate in the Plan. Participants were previously eligible to participate in ESP. Account balances may be moved from ESP to BPX at the participant’s direction.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
Under BPX, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. A specified portion of the employee contribution, up to a maximum of 7 percent of compensation, as defined under the Plan, is matched each pay period by the Company. Participants are permitted to rollover amounts into BPX representing distributions from other qualified plans.

The Company will contribute as soon as reasonably possible to the Master Trust a nonelective employer contribution each pay period. The contribution will be allocated to the account of each participant who is an active participant during such pay period. The amount for investment is equal to 7 percent of such participant’s compensation during such pay period provided, however, that nonelective employer contributions made with respect to a calendar year on behalf of a participant may not exceed the IRS limitations.

The Plan includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in the Plan unless they affirmatively elect not to participate. Automatically enrolled participants have their pre-tax deferral rate set at 7 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

A participant may convert eligible assets into Roth 401(k) accounts within the Plan.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Full vesting in the nonelective and Company matching contribution accounts occurs with three years of vesting service. The Plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses. During the 2020 plan year, $189,920 was used to reduce Company matching contributions and $23,193 was used to pay eligible plan expenses. At December 31, 2020 and 2019, forfeited non-vested accounts totaled $12,853 and $38,790, respectively.

Investment Options

Investment options offered under the Plans include target date funds, equity and fixed-income (bond) index funds, a short-term investment fund, a stable value investment option ("Income Fund") and BP American Depository Shares (“BP ADS”) (the BP Stock Fund). The Income Fund invests in fully benefit-responsive investment contracts ("Synthetic Guaranteed Investment Contracts") that simulate the performance of a Guaranteed Investment Contract, whereby participants execute plan transactions at contract value.

Participants may change the percentage they contribute and the investment direction of their contributions daily. Company contributions are made in the form of cash contributions and are invested in funds selected by participants.

Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. Except where the fund provider, the recordkeeper, or the Plan has restrictions or takes discretionary action responsive to frequent trading or market timing concerns, there are no restrictions on the number of transactions a participant may authorize during the year.

Administrative Expenses/Fund Management Fees

Fees related to the administration of participant loans and overnight delivery charges are deducted from the applicable participant’s account. All reasonable and necessary administrative expenses are paid out of the Master Trust or paid by the Company. Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds. As a result, the returns on those investments are net of the investment management fees. The Plans offer a managed accounts service to participants, which is an investment management service provided by Fidelity. Advisory fees related to this service are paid by participants who elect to participate.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
Payment of Benefits

Participants may elect to receive in-service withdrawals subject to various restrictions as described in the applicable Plan document. Upon termination of employment, a participant may elect to receive his or her vested account balance in a lump-sum payment or in installments. A participant may also elect to defer receipt of his or her vested account balance, partially or wholly, to a later date.

Notes Receivable from Participants

Except for DSP, participants are eligible to borrow from their account balances in the Plans. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested participant’s account or $50,000 less the participant’s highest loan balance outstanding during the preceding 12 months. The minimum loan amount is $1,000. Interest rates charged on unpaid balances are fixed for the duration of the loan. The interest rate charged is determined by the Plan Administrator based on the prevailing rates charged on similar commercial loans. Repayment of loan principal and interest is generally made by payroll deductions which are credited to the participant’s account. The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.

Pursuant to the Coronavirus Aid, Relief, and Economic Security ("CARES") Act, participants could request a delay of note repayments for repayments that occurred between March 27, 2020 and December 31, 2020 for one year. If elected, the participant’s note was re-amortized and included any interest accrued during the period of delay. The ability to request a delay in note repayments under the CARES Act ceased as of December 31, 2020.

Coronavirus Aid, Relief, and Economic Security Act

On March 27, 2020, the CARES Act was passed by Congress. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants respective to employer contributions, distributions and participant loans. The Plans implemented certain distribution and loan relief provisions effective March 27, 2020, and the Plans have been timely amended.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions set forth in ERISA. In the event of a plan termination, participants would become 100 percent vested in their Company matching contribution accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The financial statements of the Plans are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Payment of Benefits. Benefits are recorded when paid.

Transfers. Eligibility requirements differ from Plan to Plan. If a participant becomes eligible for a different plan within the Company’s control group, the participant is permitted to transfer balances from the old Plan to the new Plan at any time. Plan transfers are accounted for in the statement of changes in net assets available for benefits.

Excess Contributions Payable. The Plans are required to return contributions received during the Plan year in excess of the Internal Revenue Code (“IRC”) limits.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
New Accounting Pronouncement. In August 2018, the FASB issued Accounting Standards Update 2018-13, Fair Value Measurement (Topic 820) (“ASU 2018-13”). ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for entities for fiscal years beginning after December 15, 2019, with retrospective application to all periods presented. Early application is permitted. Management has adopted this new guidance in the current year, which resulted in minor changes to the fair value measurement disclosures.

Investment Valuation and Income Recognition. All investment assets held by the Master Trust (except for the Income Fund) are stated at fair value. Further information regarding the techniques used to measure the fair value of investment assets held by the Master Trust is detailed in Note 6 (Fair Value Measurements).

In connection with the Income Fund, the Master Trust invests in fully benefit-responsive investment contracts also known as Synthetic Guarantee Investment Contracts. See Note 5 (Master Trust). The Synthetic Guaranteed Investment Contracts are measured at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3.    FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letters dated as shown below, that the Plans and related trust were designed in accordance with the applicable regulations of the IRC.

Plan	Date
ESP	July 1, 2016
PSP	April 19, 2016
DSP	April 19, 2016
BPX	April 19, 2016

The Plans have been amended since receiving the determination letters. However, the Company and Plan Administrator believe that the Plans are currently designed and operated in compliance with the applicable requirements of the IRC, and the Plans and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plans' financial statements.

4.    RISKS AND UNCERTAINTIES

Investment securities held in the Master Trust are exposed to various risks such as interest rate, market risks and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
The COVID-19 pandemic has affected economic activity globally, nationally and locally. The ultimate extent of any adverse impact of the COVID-19 pandemic on the Plans’ participants’ account balances and the amounts reported in the statements of net assets available for benefits will depend on future developments, including the duration of the COVID-19 pandemic and pace of economic recovery.

Included in investments at December 31, 2020 and 2019, are shares of BP ADS of $571 million and $1,025 million, respectively. This investment represents 6.96 percent and 12.28 percent of total investments at December 31, 2020 and 2019, respectively. A significant decline in the market value of the BP ADS would significantly affect the net assets available for benefits. During 2020, oil prices declined significantly, which negatively impacted the BP ADS share price.

5.    MASTER TRUST

The purpose of the Master Trust is the collective investment of assets of the Plans. Each Plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the Plans by assigning to each Plan those transactions (primarily contributions, benefit payments and plan-specific expenses) that can be specifically identified and by allocating among all Plans, in proportion to the fair value of the assets assigned to each Plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Investment income and administrative expenses related to the Master Trust are allocated to the individual Plans on a daily basis based on each participant’s account balance within each investment fund option.

Fully Benefit-Responsive Investment Contracts. In connection with the Income Fund, the Master Trust enters into contracts that meet fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. The Master Trust’s interest in these contracts represents the maximum potential credit loss from concentrations of credit risk associated with its investment.

The contracts provide for the payment of a stated interest crediting rate for a specified period of time. The underlying fixed income assets that support the interest crediting rate are owned by the Master Trust. Under the contracts, investment gains and losses on the underlying assets are not reflected immediately in the interest crediting rate. Rather, the gains and losses are amortized, usually over time to maturity or the duration of the underlying assets, through adjustments to future interest crediting rates. These adjustments generally result in contract value, over time, converging with the market value of the underlying fixed income assets. Factors affecting future interest crediting rates include the current yield, duration and the existing difference between market value of the underlying fixed income assets and contract value. Interest crediting rates, which cannot be less than zero percent, are generally reset monthly. The issuers of the contracts guarantee that all qualified participant withdrawals occur at contract value, subject to certain limitations described below.

Contract termination occurs whenever the contract value or market value of the underlying assets reaches zero or upon certain events of default. If the contract terminates due to a contract issuer default or if the market value of the underlying portfolio reaches zero, the contract issuer will generally be required to pay any excess contract value at the date of termination. If the Plans default in their obligation under the agreements and the default is not cured within the time permitted, the Plans will receive the market value as of the date of termination. Contract termination also may occur by either party upon election and notice.

Certain events may limit the ability of the Plans to transact at contract value with an issuer. Such events include (i) amendments to Plan documents or the Plans’ administration (including complete or partial plan termination or merger with another plan); (ii) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions; (iii) the failure of the Plans or the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (iv) bankruptcy of the Plan sponsor or other Plan sponsor event (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plans; and (v) the delivery of any communication to plan participants designed to influence a participant’s

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
behavior in the investment option. At this time, management does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

In addition, certain events allow the issuer to terminate the contracts with the Plans and settle at an amount different from contract value. Those events may be different under each contract. Such events may include (i) an uncured violation of the Plans’ investment guidelines; (ii) a breach of material obligation under the contract; (iii) a material misrepresentation; and (iv) a material amendment to the agreements without the consent of the issuer.

Plans’ Interest in Master Trust. The Plans have a divided interest in the investments held in the Master Trust since each Plan’s interest is based on the account balances of the participants and their elected investment options. Each Plan’s beneficial interest in the underlying investment options does not vary significantly from each Plan’s beneficial interest in the total net assets of the Master Trust.

The net assets of the Master Trust and the Plans' interest in the Master Trust as of December 31, 2020, are as follows:

NET ASSETS
thousands of dollars

	Master Trust	ESP's Interest in Master Trust	PSP's Interest in Master Trust	DSP's Interest in Master Trust	BPX's Interest in Master Trust
Investments at fair value:
BP ADS	$571,409	$561,260	$1,529	$50	$8,570
Common/collective trust funds	7,223,271	6,979,966	32,505	750	210,050
Money market funds	47,271	46,629	193	19	430
Cash	5,531	5,439	21	2	69
Total investments at fair value	7,847,482	7,593,294	34,248	821	219,119
Benefit responsive investment contracts at contract value	359,335	355,759	1,073	248	2,255
Total investments	8,206,817	7,949,053	35,321	1,069	221,374

Receivables:
Dividends and interest	700	693	2	—	5
Total assets	8,207,517	7,949,746	35,323	1,069	221,379

Accounts payable:
Pending transactions	4,309	4,272	11	1	25
Accrued fees and other	559	541	3	—	15
Total liabilities	4,868	4,813	14	1	40

Net assets	$8,202,649	$7,944,933	$35,309	$1,068	$221,339

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
The net assets of the Master Trust and the Plans' interest in the Master Trust as of December 31, 2019, are as follows:

NET ASSETS
thousands of dollars

	Master Trust	ESP's Interest in Master Trust	PSP's Interest in Master Trust	DSP's Interest in Master Trust	BPX's Interest in Master Trust
Investments at fair value:
BP ADS	$1,025,421	$1,007,939	$2,884	$99	$14,499
Common/collective trust funds	6,902,096	6,695,645	28,621	715	177,115
Money market funds	46,182	45,442	188	20	532
Cash	3,488	3,435	11	1	41
Total investments at fair value	7,977,187	7,752,461	31,704	835	192,187
Benefit responsive investment contracts at contract value	371,488	368,274	995	248	1,971
Total investments	8,348,675	8,120,735	32,699	1,083	194,158

Receivables:
Dividends and interest	1,482	1,464	5	1	12
Total assets	8,350,157	8,122,199	32,704	1,084	194,170

Accounts payable:
Pending transactions	1,268	1,194	7	(1)	68
Accrued fees and other	542	527	2	—	13
Total liabilities	1,810	1,721	9	(1)	81

Net assets	$8,348,347	$8,120,478	$32,695	$1,085	$194,089

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
The changes in net assets of the Master Trust for the year ended December 31, 2020, are as follows:

CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2020
thousands of dollars

Additions of assets attributed to:
Transfer of assets from participating plans:
Participant contributions	$252,529
Company contributions	157,945
Rollover contributions	74,190
Repayments of notes receivable and interest from participants	33,590
Net appreciation in fair value of investments	455,906
Interest, dividends and other	63,038
Total additions	1,037,198

Deductions of assets attributed to:
Transfer of assets to participating plans:
Benefits paid to participants	1,149,450
Notes receivable from participants	30,994
Administrative expenses	398
Fund management fees	2,054
Total deductions	1,182,896

Net decrease in assets during year	(145,698)

Net Assets:
Beginning of year	8,348,347
End of year	$8,202,649

6.    FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 inputs are observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included within Level 1, which are either directly or indirectly observable at the reporting date.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
Level 3 inputs are unobservable inputs that are not corroborated by market data, and may be used with internally developed methodologies that result in management’s best estimate of fair value.

In measuring fair value, the Plans and the Master Trust use valuation techniques that maximize the use of observable inputs. The valuation techniques used by the Plans and Master Trust are summarized as follows:

BP Stock Fund. A unitized stock fund operates similarly to a mutual fund, in that it is composed of stock, and a small percentage of cash or another short-term interest-bearing vehicle. The inclusion of cash provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the Net Asset Value (“NAV”), which is the value of the underlying BP ADS and the cash vehicle held by the fund, less any fees, divided by the number of units outstanding. Therefore, the NAV of the fund (the “unit price”) will be different from the closing price of the underlying stock on the applicable exchange. The individual assets of a stock fund are generally considered separately as individual investments for accounting and financial statement reporting purposes and have been reported in this manner as BP ADS and Short Term Investment Fund.

Common/Collective Trust Funds. Common/collective trust funds are valued using the NAV provided by the administrator of the fund as a practical expedient.

Money Market Fund. The money market fund is valued at fair value using published market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plans and Master Trust believe their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2020 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADS	$571,409	$—	$—	$571,409
Money market fund	47,271	—	—	47,271

Total investments, at fair value	$618,680	$—	$—	$618,680

Investments measured at NAV:
Short term investment fund				$439,403
U.S. equity funds				2,707,883
Non-U.S. equity funds				443,064
U.S. bond funds				539,613
Non-U.S. bond funds				37,150
Target date funds				3,026,807
Other				29,351
Total investments, at NAV				7,223,271

Total				$7,841,951

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2019 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADS	$1,025,421	$—	$—	$1,025,421
Money market fund	46,182	—	—	46,182

Total investments, at fair value	$1,071,603	$—	$—	$1,071,603

Investments measured at NAV:
Short term investment fund				$421,395
U.S. equity funds				2,522,154
Non-U.S. equity funds				441,853
U.S. bond funds				426,881
Non-U.S. bond funds				32,299
Target date funds				3,024,306
Other				33,208
Total investments, at NAV				6,902,096

Total				$7,973,699

7.    RELATED PARTY TRANSACTIONS AND EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Master Trust investments are managed by the investment division of State Street and by Fidelity Management and Research Company, an affiliate of the Plans’ recordkeeper. The BP Stock Fund holds investments in BP ADS. Purchases and sales of BP ADS during 2020 amounted to $200 million and $197 million, respectively. These transactions qualify as exempt party-in-interest transactions under ERISA. The BP ADS held within the BP Stock Fund earned dividends of $52 million for the year ended December 31, 2020.

The Plans also issue loans to participants, which are secured by the vested balances in the participants' accounts.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Plans’ net assets available for benefits per the financial statements to the Form 5500 (in thousands):

December 31, 2020	ESP	PSP	DSP	BPX
Net assets available for benefits as stated in the financial statements	$8,006,320	$35,899	$1,068	$224,107
Adjustment from contract value to fair value for fully benefit responsive investment contracts	17,873	54	12	113
Net assets available for benefits as stated in the Form 5500	$8,024,193	$35,953	$1,080	$224,220

December 31, 2019	ESP	PSP	DSP	BPX
Net assets available for benefits as stated in the financial statements	$8,185,246	$33,247	$1,085	$196,452
Adjustment from contract value to fair value for fully benefit responsive investment contracts	6,905	19	5	37
Net assets available for benefits as stated in the Form 5500	$8,192,151	$33,266	$1,090	$196,489

The following is a reconciliation of the Plans’ net increase in net assets per the financial statements to the net income per the Form 5500 (in thousands):

Year End December 31, 2020	ESP	PSP	DSP	BPX
Net increase (decrease) in net assets per the financial statements	$(178,926)	$2,652	$(17)	$27,655
Adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2020	17,873	54	12	113
Adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2019	(6,905)	(19)	(5)	(37)
Net income per the Form 5500	$(167,958)	$2,687	$(10)	$27,731

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

Year End December 31, 2020	ESP	PSP	DSP	BPX
Benefits paid to participants per the financial statements	$1,112,101	$2,812	$69	$38,363
Less: Certain deemed distributions of participant loans	87	(45)	—	—
Benefits paid to participants per Form 5500	$1,112,188	$2,767	$69	$38,363

BP EMPLOYEE SAVINGS PLANS
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2020

Identity of Issue, Borrower, Lessor, Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value	Cost	Current Value
BP Employee Savings Plan (Plan No.001)
* Participant loans	3.25% - 10.50%	N/A	$61,387,325
BP Partnership Savings Plan (Plan No.051)
* Participant loans	4.25% - 6.50%	N/A	$590,094
BPX Energy Employee Savings Plan (Plan No.100)
* Participant loans	4.25% - 6.50%	N/A	$2,768,271

* Indicates party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the respective employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

BP EMPLOYEE SAVINGS PLAN

Date: June 11, 2021	By Plan Administrator
/s/ Clifford E. York
Clifford E. York
Head of Pensions, Americas
BP Corporation North America Inc.

BP PARTNERSHIP SAVINGS PLAN

Date: June 11, 2021	By Plan Administrator
/s/ Clifford E. York
Clifford E. York
Head of Pensions, Americas
BP Corporation North America Inc.

BP DIRECTSAVE PLAN

Date: June 11, 2021	By Plan Administrator
/s/ Clifford E. York
Clifford E. York
Head of Pensions, Americas
BP Corporation North America Inc.

BPX ENERGY EMPLOYEE SAVINGS PLAN

Date: June 11, 2021	By Plan Administrator
/s/ Clifford E. York
Clifford E. York
Head of Pensions, Americas
BP Corporation North America Inc.

EXHIBIT INDEX

Exhibit Number	Description
23(a)	Consent of Independent Registered Public Accounting Firm
23(b)	Consent of Independent Registered Public Accounting Firm
23(c)	Consent of Independent Registered Public Accounting Firm
23(d)	Consent of Independent Registered Public Accounting Firm